Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On January 9, 2014

Notice is hereby given that the Special Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel, on Thursday, January 9, 2014, at 5:00 p.m. (Israel time) for the following purposes:

1.	To approve an options grant to our chairman of the board of directors, Mr. Amir Elstein.

Shareholders of record at the close of business in New York, NY on December 5, 2013 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board November 29, 2013

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

SPECIAL MEETING OF SHAREHOLDERS

To Be Held On January 9, 2014

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Special Meeting of Shareholders (the "Meeting") to be held on Thursday, January 9, 2014, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business in New York, NY on December 5, 2013.

As of November 27, 2013 we had outstanding 47,866,969  of our ordinary shares, nominal value New Israeli Shekels ("NIS") 15.00 (the "Ordinary Shares").

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about December 6, 2013. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposal set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, the proposal. Shareholders should specify their choices on the accompanying proxy card. Other than as stated below, if no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposal set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

Each Ordinary Share is entitled to one vote on the matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to January 16, 2014 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

The Proposal to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto set forth information, as of November 27, 2013, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 47,866,969 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

Identity of Person or Group(4)(5)	Percent of Class(1)		Percent of Class (Diluted)(2)
Israel Corporation Ltd.	39.77	%(3)	20.28%

(1)
Assumes the holder’s beneficial ownership of all ordinary shares and all securities that the holder has a right to purchase within 60 days. Also assumes that no other exercisable or convertible securities held by other shareholders has been exercised or converted into Ordinary Shares of the Company.

(2)	Assumes that all currently outstanding securities to purchase Ordinary Shares, have been exercised by all holders.

(3)
Based on information provided by Israel Corporation Ltd, represents 18,029,964 Ordinary Shares currently owned by Israel Corporation Ltd, 4,669 Ordinary Shares issuable upon the exercise of options, and 1,669,870 Ordinary Shares issuable upon exercise of warrants series 9.

(4)
Based on information provided by Bank Leumi Le-Israel, B.M, such bank   currently holds 1,927,455 Ordinary Shares (which constitute less than 5% of our Ordinary Shares), 139,001 Ordinary Shares issuable upon exercise of warrants and 3,931,282 shares issuable upon conversion of capital notes. Bank Leumi Le-Israel, B.M. holds 11.55% of our Ordinary Shares based on the assumption in footnote 1 above and 6.17% based on the assumption in footnote 2 above.

(5)
Based on information provided by Bank Hapoalim, B.M, such bank currently holds 1,989,215 Ordinary Shares (which constitute less than 5% of our Ordinary Shares), 608,039 Ordinary Shares issuable upon exercise of warrants and 4,510,626 Ordinary Shares issuable upon conversion of capital notes. Bank Hapoalim, B.M. holds 13.41% of our Ordinary Shares based on the assumption in footnote 1 above and 7.32% based on the assumption in footnote 2 above.

MATTERS RELATING TO THE SPECIAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposal:

PROPOSAL NO. 1

PROPOSAL TO APPROVE AN OPTIONS GRANT TO OUR CHAIRMAN
OF THE BOARD OF DIRECTORS, MR. AMIR ELSTEIN

In September 2013, each of the Compensation Committee and the Board of Directors of the Company approved the grant of options as specified below to our chairman of the board of directors, Mr. Amir Elstein.  They each also determined that the proposed grant of options to the chairman of the board of directors is in compliance with the Company's compensation policy which was adopted by the Company in accordance with the Israeli Companies Law and was approved by the Company's shareholders on September 3, 2013 (the "Compensation Policy").  The Compensation Policy provides that “The Chairman of the board may be entitled to cash and/or equity based remuneration which in the aggregate that shall not exceed $600,000 on an annual basis together with reimbursement of expenses in accordance with Tower's policy as approved by the Compensation Committee and Board of Directors.“

Mr. Elstein elected to have no cash compensation elements in his total compensation, starting from his appointment in January 2009, and instead has received only shareholders' success based variable compensation (in the form of stock options).

The proposed grant of options has a three year vesting schedule, vesting 50% on the date of the second anniversary from the date of grant and 50% on the date of the third anniversary from the date of grant.  The date of grant shall be the date of the shareholders' approval.  The aggregate value of the grant based on the relevant equity calculation model, as calculated at the time of the grant, shall not exceed $1.8 million which is the total of three times the abovementioned annual remuneration cap of $600,000.  The exercise price of said options shall be calculated based on the average closing price of the Company's share during the 30 trading days prior to the date of the grant but shall not be lower than the nominal value of the Company's Ordinary Shares, unless otherwise determined by the Board of Directors in accordance with the provisions set forth in the Company's option plan approved by the Board of Directors in July 2013.  The exact number of options to be granted to the chairman shall be calculated on the date of grant using said relevant equity calculation model after subtracting all unvested options held by the chairman the day before the date of grant.  For example, had the grant been approved as described above on the date hereof, the maximum number of options the chairman of the board would be granted is 801,371 options based on the Black & Scholes value on November 26, 2013. According to the Compensation Policy and the relevant option plan of the Company, the chairman of the board may be entitled to acceleration of all unvested options for exercise, in connection with a corporate transaction involving a Change of Control. A Change of Control under the relevant option plan of the Company means (a) any person or entity that is not then a controlling shareholder and obtains control of the Company as defined in Section 268 of the Companies Law; (b) the Company is party to a merger or consolidation, or series of related transactions, which results in the voting securities of the Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving or another entity) at least fifty (50%) percent of the combined voting power of the voting securities of the Company or such surviving or other entity outstanding immediately after such merger or consolidation; (c) the sale or disposition of all or substantially all of the Company’s assets (or consummation of any transaction, or series of related transactions, having similar effect); (d) there occurs a change in the composition of the Board of Directors of the Company within a two-year period, as a result of which a majority of the directors, other than the External directors, are no longer the incumbent directors or representatives of the same entity which the incumbent directors represent; (e) the dissolution or liquidation of the Company; or (f) any transaction or series of related transactions that has the substantial effect of any one or more of the foregoing.  All other terms of the proposed grant of options shall be as set forth in the Company's Compensation Policy and in accordance with the applicable option plan of the Company.

The aggregate amount outstanding of all equity based compensation grants at any time to all of the directors and employees, including the chairman, shall not be in excess of 10% of the Company's share capital on a fully diluted basis.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve the proposed options grant to our chairman of the board of directors, Mr. Amir Elstein, as described in the Proxy Statement above.”

The approval of the above Proposal 1 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors, with the exception of Mr. Amir Elstein who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” the approval of the proposed options grant to our chairman of the board of directors, Mr. Amir Elstein, as described in the Proxy Statement above.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.

As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  The Notice of Special General Meeting and this Proxy Statement have been prepared in accordance with the applicable disclosure requirements in Israel.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel November 29, 2013